September 19, 2014

VIA EDGAR AND FEDEX
Melissa N. Rocha
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: Handy & Harman, Ltd.
Form 10-K for the Year Ended December 31, 2013
Filed February 28, 2014
Definitive Proxy Statement on Schedule 14A
Filed April 7, 2014
File No. 1-2394

Dear Ms. Rocha:

This letter is in response to your letter dated September 9, 2014. We have set forth your comments followed by the Company’s responses.

Form 10-K for the Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition, page 16

Comparison of the Years Ended December 31, 2013 and 2012, page 16

1.
In your discussion of the business factors that impacted selling, general and administrative expenses, you indicate that lower average precious metal prices had a negative impact on SG&A as a percentage of net sales, as compared to the prior year. Please expand your disclosure in future filings to explain in a more robust manner, how precious metal prices impact SG&A from period to period. Your current disclosure does not explain how precious metal prices had a negative impact on SG&A as a percentage of net sales. Please also quantify this impact, if possible.

The Company does not include the costs of its precious metal sales in SG&A. However, changes in precious metal prices can have a significant impact on its net sales (the denominator in calculating the percentage referred to in the Staff’s comment), and thus significantly impact SG&A as a percentage of net sales. The Company will ensure that it provides a more robust disclosure of changes in the actual dollar amount of SG&A in future filings, rather than its historical focus on SG&A as percentage of net sales, to provide readers with a better insight into the Company’s results of operations.

Critical Accounting Policies, page 29

Goodwill, Other Intangibles and Long-Lived Assets, page 29

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2.	Please provide draft disclosure to be included in future filings that addresses the following:

•
You indicate that goodwill impairment consists of a two-step process. You also indicate that an entity can elect the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the estimated fair value of a reporting unit is less than its carrying amount. Please disclose whether you used the two-step process or the qualitative approach for assessing your goodwill as of the most recent assessment date. Please also disclose the results of your goodwill impairment testing for all periods presented; and

•
Please disclose whether the estimated fair values of all your reporting units substantially exceeded their carrying values or, if not, identify each reporting unit where the estimated fair value did not substantially exceed carrying value and quantify the percentage by which estimated fair value exceeded carrying value.

The Company utilized a qualitative approach to assess its goodwill as of its most recent assessment date. The results of the Company’s goodwill impairment testing indicated no impairment for all periods presented. The Company will disclose in future filings both the method utilized (quantitative or qualitative) for its goodwill impairment testing as of the most recent assessment date, as well as the results of its goodwill impairment testing for all periods presented.

As the Company utilized a qualitative approach to assess its goodwill as of its most recent impairment test, it is unable to determine the amount by which the estimated fair values of all its reporting units exceeded their carrying values. However, this qualitative assessment did lead to the determination that it was not more likely than not (more than 50%) that the estimated fair value of its reporting units were less than their carrying amount, and the Company does not believe that any of its reporting units are at risk of failing step one of the impairment test. In future filings, if a quantitative assessment is required, the Company will disclose whether the estimated fair values of all its reporting units substantially exceeded their carrying values or, if not, identify each reporting unit where the estimated fair value did not substantially exceed carrying value and quantify the percentage by which estimated fair value exceeded carrying value.

Assuming no changes in facts or circumstances, the Company will include the following additional disclosures in future annual fillings:

•
“The Company utilized a qualitative approach to assess its goodwill as of its most recent assessment date. The results of the Company’s goodwill impairment testing indicated no impairment for all periods presented.”

•	“Based on its most recent assessment, the Company does not believe that any of its reporting units is at risk of failing step one of the impairment test.”

3.
In the interest of providing readers with a better insight into management’s judgments in accounting for long-lived assets, including property, plant and equipment, please provide draft disclosure to be included in future filings that addresses the following:

•	How you group long-lived assets for impairment and your basis for that determination;
•	How you determine when property, plant and equipment should be tested for impairment and how frequently you evaluate the types of events and circumstances that may indicate impairment;
•	Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your long-lived assets; and
•
For any asset groups for which the fair value did not significantly exceed the carrying value, please disclose the carrying value of the asset groups and explain the extent to which you believe the carrying value of these asset groups are at risk for future impairment.

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The Company tests a long-lived asset (asset group) for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. In the interest of providing readers with a better insight into management’s judgments in accounting for long-lived assets, including property, plant and equipment, following is a draft disclosure to be included in future annual filings that addresses the matters indicated above.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. The Company performs such assessments at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities, which is generally at the plant level or the reporting unit level, dependent on the level of interdependencies in the Company’s operations. Impairment losses are recorded on long-lived assets when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. The Company considers various factors in determining whether an impairment test is necessary, including among other things, a significant or prolonged deterioration in operating results and projected cash flows, significant changes in the extent or manner in which assets are used, technological advances with respect to assets which would potentially render them obsolete, the Company’s strategy and capital planning, and the economic climate in the markets it serves. When estimating future cash flows and if necessary, fair value, the Company makes judgments as to the expected utilization of assets and estimated future cash flows related to those assets. The Company considers historical and anticipated future results, general economic and market conditions, the impact of planned business and operational strategies and other information available at the time the estimates are made. The Company believes these estimates are reasonable; however, changes in circumstances or conditions could have a significant impact on its estimates, which might result in material impairment charges in the future.

The Company is not currently aware of any events or changes in circumstances which indicate that the carrying amount of its long-lived assets may not be recoverable. Should such a situation exist in the future, for any asset group(s) for which the estimated undiscounted future cash flows do not significantly exceed their carrying value, the Company will expand this disclosure to include the carrying value of any such asset group(s) and explain the extent to which the Company believes the carrying value of these asset groups are at risk for future impairment.

Financial Statements

Note 10- Investments, page 55

4.
You disclosed that you have elected the option to value your investment in ModusLink using the fair value. Please help us understand your accounting for this investment by providing the following information:

•
You indicate that the value of your investment increased from $17.2 million at December 31, 2012 to $34.0 million at December 31, 2013 due entirely to changes in the share price of ModusLink’s common stock. However, on page 6, you indicate that fluctuations in the value of this investment are subject to market price fluctuations and other factors, which are not directly linked to the financial and operational performance of the Company. Please clarify and disclose the method(s) and significant assumptions used to estimate the fair value of your investment pursuant to ASC 825-10-50-10; and

•
We note that the fair value of your investment increased approximately $16.8 million from December 31, 2012 to December 31, 2013. We note that you have recorded a gain from associated company, net of tax of $6.0 million. Please help us understand how you calculated this gain from associated company based on the change in fair value from December 31, 2012 to December 31, 2013. We also note your disclosure on page 18 that indicates that the gain from associated company is due primarily to increases in the share price of ModusLink’s common stock, which were partially offset by the impact of the reclassification of the Company’s historical unrealized loss associated with this investment from accumulated other comprehensive loss to earnings.

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ModusLink’s common stock is traded on the NASDAQ Global Select Market. The Company values its investment in ModusLink common stock at fair value based on the closing market price for ModusLink common shares at the end of each reporting period. The disclosure made on page 6 was intended to indicate that fluctuations in the value of this investment are subject to factors that are not directly under the Company’s control or linked to the performance of the Company. This disclosure will be modified in future filings to clarify this fact and include the method used to estimate the fair value of our investment pursuant to ASC 825-10-50-10.

Prior to March 12, 2013, the Company accounted for its investment in ModusLink as an available-for-sale security in non-current assets on the consolidated balance sheet. The Company performed a quarterly assessment to evaluate whether any impairments were other than temporary, as the fair value of this investment was both higher and lower than its cost during historical periods. As of December 31, 2012, the cost of the Company's investment in ModusLink was $24.3 million, and the fair value was $17.2 million. The unrealized loss of $4.1 million, net of tax, associated with this security was included in accumulated other comprehensive loss on the consolidated balance sheet at December 31, 2012. During the period from January 1, 2013 to March 11, 2013, the value of its investment increased by $1.7 million, net of tax, resulting in a $2.4 million balance, net of tax, recorded in accumulated other comprehensive loss as of March 11, 2013. On March 12, 2013, when the Company obtained significant influence over ModusLink and elected to account for the investment at fair value, with changes in fair value reflected in earnings (rather than other comprehensive income) pursuant to the “fair value option” provided in ASC 825-10-25-1 and 825-10-25-4.d.1, the accumulated unrealized loss of $2.4 million related to ModusLink that was recorded in accumulated other comprehensive loss, net of a tax benefit of $1.9 million, was reclassified to earnings and reflected in gain from associated company, net of tax, in the consolidated income statement. The Company disclosed this effect on earnings of initially electing the fair value option for this item (the disclosure appeared at the bottom of page 55) as required by ASC 825-10-50-32.b. Subsequent to March 12, 2013, all changes in the value of this investment, net of tax, totaling $8.4 million were also reflected in gain from associated company, net of tax, in the consolidated income statement. The Company will update its disclosure on page 55 in future filings to clarify that the net balance included in accumulated other comprehensive loss as of March 11, 2013 was $2.4 million, not the gross balance of $4.3 million. Such disclosure will then be consistent with the net balance of the reclassification adjustment disclosed in Note 14 on page 68.

Note 22 – Parent Company Condensed Financial Information, page 82

5.
On page 6, you disclose that Handy & Harman Ltd. is a holding company that conducts its operations through its subsidiaries and depends on those entities for dividends, distributions and other payments to generate the funds necessary to meet its financial obligations. You also discuss the restrictions on dividends to Handy & Harman Ltd. Given such restrictions, please revise your footnotes in future filings to provide the disclosures required by Rule 4-08(e) of Regulation S-X, if applicable. Please specifically disclose separately the amounts of such restricted net assets for unconsolidated subsidiaries and consolidated subsidiaries as of the end of the most recently completed fiscal year.

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Rule 4-08(e)(3) of Regulation S-X requires a registrant to (i) describe the nature of any restrictions on the ability of consolidated subsidiaries and unconsolidated subsidiaries to transfer funds to the registrant in the form of cash dividends, loans or advances (i.e., borrowing arrangements, regulatory restraints, foreign government, etc.) and (ii) disclose separately the amounts of such restricted net assets for unconsolidated subsidiaries and consolidated subsidiaries as of the end of the most recently completed fiscal year.

In Notes 11 and 22, the Company has provided a general description of these restrictions as required by Rule 4-08(e)(3)(i). The disclosure of parent company condensed financial statements was intended to disclose the Company’s primary unrestricted net assets and indicate the majority of the Company’s remaining net assets were restricted. In future filings, the Company will add a sentence to Note 22 disclosing separately the amounts of restricted net assets of consolidated subsidiaries as of the end of the most recently completed fiscal year to comply with Rule 4-08(e)(3)(ii) of Regulation S-X.

Definitive Proxy Statement on Schedule 14A filed on April 7, 2014

Executive Compensation, page 21

Summary Compensation Table, page 24

6.
We note your disclosure that in 2012, Mr. McCabe and in 2013, Mr. Howard did not receive any cash compensation from you as their services were provided to you pursuant to the Management Services Agreement. We also note that these individuals serve as named executive officers of your majority shareholder, Steel Partners Holdings LP. Please tell us what percentage of their time was devoted to the company in 2012 and 2013. Please provide us your analysis of whether any of the compensation to your executives paid by an affiliate of your majority stockholder should be included in the table. See Regulation S-K Compliance and Disclosure Interpretation 217.08 available on our website.

The Company believes that there is no compensation paid to the Company’s executives by an affiliate of our majority shareholder, Steel Partners Holdings L.P., that should be included in the Company’s Summary Compensation Table. Pursuant to the terms of the management services agreement between the Company and SP Corporate Services LLC (“SP Corporate”), SP Corporate shall provide the services of certain executive officers to the Company, with such executive officers devoting such time and effort as is reasonably necessary to fulfill the statutory and fiduciary duties of their office with the Company (see Exhibit 10.16 to the Company’s annual report for the fiscal year ended December 31, 2011, filed with the SEC on March 15, 2012). SP Corporate has management services agreements with multiple companies and has informed us that it cannot identify the proportional amount of time executives devote amongst each company. Further, SP Corporate cannot identify the portion of any compensation paid to Messrs. Howard and McCabe for services rendered to a specific company as it does not compensate its employees specifically for such service. The structure of the management services agreement and the fees paid by the Company are reported as required by Item 404 of Regulation S-K (see page 18 of the Company’s Definitive Proxy Statement filed with the SEC on April 7, 2014).

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In responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me.

Sincerely,

/s/ James F. McCabe, Jr.

James F. McCabe, Jr.
Chief Financial Officer